Mail Stop 3561

November 21, 2008

Gu Biquan, Vice President and Secretary
Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
2C, Fuxingmennan Street
Xicheng District, Beijing
THE PEOPLE'S REPUBLIC OF CHINA

> **Re:** **Huaneng Power International, Inc.**
> **Correspondence Dated October 29, 2008 Regarding**
> **Annual Report on Form 20-F for the Year Ended December 31, 2007**
> **Filed April 18, 2008**
> **File No. 1-13314**

Dear Mr. Biquan:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

1. We understand that you will file on EDGAR as "Correspondence" your letter dated October 29, 2008, which responds to our comment letter dated September 30, 2008. Please do so as soon as possible.

Item 5. Operating and Financial Review and Prospects, page 29

Item 5.E. Trend Information, page 43

2. We note your response to comment one in our letter dated September 30, 2008. In the first bullet point of that response, you state that you believe that you are an industry leader in China in terms of equipment and technologies used for energy

saving and environmental protections. In future filings, please explain the basis of this belief. If this belief is based upon information in reports, articles, or other sources, please disclose this fact and provide us with the document or documents appropriately marked and dated. Also, in that first bullet point, you state that you have begun to "implement additional technical measures to further enhance [your] ability in energy saving and emission reduction." In future filings, please discuss these measures that you have begun to implement.

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Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Zheng Zha, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Facsimile